Bright Minds Announces Proposed Share Consolidation

Vancouver, British Columbia, June 22, 2023 – Bright Minds Biosciences Inc. (CSE: DRUG) (NASDAQ: DRUG) (“Bright Minds” or the “Company”), a biotechnology company focused on developing novel drugs for the targeted treatment of neuropsychiatric disorders, epilepsy, and pain, announces that it intends to consolidate its common shares (the “Common Shares”) on a five (5) to one (1) basis (the “Consolidation”). The Consolidation has been approved by the Company’s board of directors in accordance with the Articles of the Company.

The Company currently has 18,860,359 Common Shares issued and outstanding. Following the completion of the Consolidation, the Company is expected to have approximately 3,772,071 Common Shares issued and outstanding, subject to rounding for fractional Common Shares. The exercise price and number of Common Shares issuable upon the exercise of the Company’s outstanding options and warrants will also be proportionally adjusted upon completion of the Consolidation.

The Consolidation is being undertaken to increase the Company’s attractiveness to investors and to provide the Company with a path to regain compliance with the Nasdaq Stock Market LLC minimum bid price requirement set forth in Nasdaq Listing Rule 5550(a)(2), as disclosed in the Company’s news release dated January 27, 2023.

The Consolidation is subject to acceptance from the Canadian Securities Exchange, which will be evidenced by the dissemination of a bulletin advising of the date of the Consolidation. The Company will disseminate a further news release which will set out the effective date for the Consolidation.

About Bright Minds

Bright Minds is focused on developing novel transformative treatments for neuropsychiatric disorders, epilepsy, and pain. Bright Minds has a portfolio of next-generation serotonin agonists designed to target neurocircuit abnormalities that are responsible for difficult to treat disorders such as resistant epilepsy, treatment resistant depression, PTSD, and pain. The Company leverages its world-class scientific and drug development expertise to bring forward the next generation of safe and efficacious drugs. Bright Minds’ drugs have been designed to potentially retain the powerful therapeutic aspects of psychedelic and other serotonergic compounds, while minimizing the side effects, thereby creating superior drugs to first-generation compounds, such as psilocybin.

Investor Contacts:

Lisa Wilson

E: lwilson@insitecony.com

T: 917-543-9932

Ian McDonald

CEO and Director

E: ian@brightmindsbio.com

This news release includes certain statements that may be deemed “forward-looking statements”. All statements in this new release, other than statements of historical facts, that address events or developments that the Company expects to occur, are forward-looking statements. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the words “expects”, “plans”, “anticipates”, “believes”, “intends”, “estimates”, “projects”, “potential” and similar expressions, or that events or conditions “will”, “would”, “may”, “could” or “should” occur. Forward-looking statements in this news release include, without limitation, statements related to the completion of the Consolidation and the Company regaining compliance with NASDAQ Listing Rule 5550(a)(2). Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results may differ materially from those in the forward-looking statements. Factors that could cause the actual results to differ materially from those in forward-looking statements include market prices, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. Forward-looking statements are based on the beliefs, estimates and opinions of the Company’s management on the date the statements are made. Except as required by applicable securities laws, the Company undertakes no obligation to update these forward-looking statements in the event that management's beliefs, estimates or opinions, or other factors, should change.

Neither the Canadian Securities Exchange nor its Regulation Services Provider accepts responsibility for the adequacy or accuracy of this news release.